SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    FORM 15

         Certification and Notice of Termination of Registration Under
            Section 12(g) of the Securities Exchange Act of 1934 or
       Suspension of Duty to File Reports Under Section 13 and 15(d) of
                      the Securities Exchange Act of 1934

                        Commission File Number 1-12266

                          THE PAUL REVERE CORPORATION

            (Exact name of registrant as specified in its charter)

                              18 Chestnut Street
                      Worcester, Massachusetts 01608-1528
                                 (508) 799-4441

         (Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

                         Common Stock, $1.00 par value

            (Title of each class of securities covered by this Form)

         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a) (1) (i)  [ ]    Rule 12h-3(b) (1) (ii) [ ]
          Rule 12g-4(a) (1) (ii) [ ]    Rule 12h-3(b) (2) (i)  [ ]
          Rule 12g-4(a) (2) (i)  [ ]    Rule 12h-3(b) (2) (ii) [ ]
          Rule 12g-4(a) (2) (ii) [ ]    Rule 15d-6             [ ]
          Rule 12h-3(b) (1) (i)  [X]

     Approximate number of holders of record as of the certification or notice date: One.

     Pursuant to the requirements of the Securities Exchange Act of 1934, The Paul Revere Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

          Date:  March 27, 1997         By: /s/ James A. Hilbert
                                            Chief Financial Officer